LASALLE HOTEL

PROPERTIES

September 30, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Kevin Woody, Branch Chief

	Re:	LaSalle Hotel Properties
File No. 001-14045

Dear Mr. Woody:

This correspondence is our response to your comment letter dated August 22, 2008, regarding our Form 10-K for the fiscal year ended December 31, 2007, filed on February 21, 2008; Form 10-Q for the quarterly period ended March 31, 2008, filed on April 23, 2008; and Definitive Proxy Statement filed on March 5, 2008. For your convenience, we reproduced your comment before our response thereto. Please see attached Annex A.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3 BETHESDA CENTER, SUITE 1200, BETHESDA, MD 20814

TEL 301.941.1500 FAX 301.941.1553

Securities and Exchange Commission

September 30, 2008

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at DLA Piper LLP (US) at (919) 786-2003, or Hans S. Weger at (301) 941-1512.

Sincerely,

LaSalle Hotel Properties

/s/ Hans S. Weger
Hans S. Weger, Chief Financial Officer

cc:	Securities and Exchange Commission

    Jennifer Monick, Staff Accountant

    Karen Garnett, Assistant Director

    Byron Cooper, Attorney Advisor

DLA Piper LLP (US)

    Jeffrey M. Sullivan

Annex A

Proxy Statement

Compensation Discussion and Analysis

Components and Criteria of Executive Compensation, page 18

Comment:

1. We note your response to prior comment 6. Please describe in more detail the Compensation Committee’s use of peer group comparisons. Clarify how the base salary paid to your NEOs compared to the compensation paid to executive officers at the peer group companies. Also, please disclose the Committee’s conclusions with respect to how the financial and business performance of the company compare to the peer group companies, as indicated in the next-to-last paragraph on your response. To the extent these comparisons were a material component of base salary determinations, please discuss how the Committee used the comparisons as a factor in determining base salary.

Response:

In response to your comment requesting that we clarify how the base salaries paid to our NEOs compared to the compensation paid to executive officers at the peer group companies, in future annual Proxy Statements, we will include additional disclosure substantially similar to the following (assuming that the disclosure then reflects how the Compensation Committee determined base salaries required to be disclosed in such future Proxy Statements):

With respect to the Committee’s consideration of the market compensation paid to executive officers of the Company’s competitors, the Committee reviews the base salaries paid to executive officers in different groups of the Company’s peers. For example, in establishing the revised compensation program for the Named Executive Officers for fiscal years 2007 and later, the Committee specifically reviewed the base salaries of the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer relative to the base salaries of officers in similar positions at 25 public REITs deemed comparable to the Company in total enterprise value, as disclosed in the publicly-available proxy statement filings of those peers made in 2006 and compiled by Towers Perrin. In that instance, the Committee found that the Company’s Chief Executive Officer was receiving a base salary 11% below the peer group median, the Company’s Chief Operating Officer was receiving a base salary 13% below the median, and the Company’s Chief Financial Officer was receiving a base salary 10% above the median. In connection with the 2007 revised compensation program, the Committee also considered the salaries paid to executive officers at two additional peer groups: the previously-described group of eight lodging REITs and the previously-described group of five lodging REITs deemed most comparable to the Company. This review against the two additional peer groups was a general review, and the Committee did not specifically compare, on a percentage basis, the base salaries of the Named Executive Officers against the executive officers at the eight and five peer group companies.

The [2007] base salary compensation paid to the Company’s Named Executive Officers was determined by the Compensation Committee in the context of the foregoing comparison and reviews, but the Compensation Committee did not seek to set base salary of the Named Executive Officers to a particular percentile of the base salary paid by the peer companies to their officers. Instead, the Committee reviewed the salary information to inform itself of the salary levels paid by the Company’s competitors and therefore required for officer retention.

In response to your comment to disclose the Committee’s conclusions with respect to how the financial and business performance of the company compared to the peer group companies, as indicated in the next-to-last paragraph in our response and, to the extent such comparisons were a material component of base salary determinations, to discuss how the Committee used the comparisons as a factor in determining base salary, we will include additional disclosure substantially similar to the following in lieu of such next-to-last paragraph (assuming that the disclosure then reflects how the Compensation Committee determined base salaries required to be disclosed in such future Proxy Statements):

Finally, the Compensation Committee considers the financial and business performance of the Company in an absolute sense and relative to its peers. When evaluating the Company’s financial and business performance, the Compensation Committee does not focus on any one particular performance measure or target but does consider, in addition to the Company’s funds from operations, or FFO, performance, the Company’s total return (dividends plus common share price appreciation) over various periods. In establishing the revised the base salary component of the compensation program for the Named Executive Officers for fiscal years 2007 and later, the Compensation Committee examined the Company’s total return in 2006, for the three-year period ended 2006, for the five-year period ended 2006 and for the period from the Company’s initial public offering in April 1998 through the end of 2006, as compared to lodging REITs that the Committee deemed comparable to the Company and that existed as public companies throughout the applicable period. The Committee’s conclusion was that while the Company’s relative total return for 2006 was approximately at the median level, the Company’s relative performance over longer periods of time, which the Committee deemed more important than short-term performance, was excellent. For example, for the five-year period ended 2006, the Company had the highest total return (291%) of the five public lodging REITs that the Committee deemed comparable to the Company and that existed throughout the period. The other four public lodging REITs were Host Hotels & Resorts Inc. (173%), Equity Inns, Inc. (141%), Innkeepers USA Trust (58%) and FelCor Lodging Trust Incorporated (31%).

In addition, the Committee considered the Company’s total return to the total returns of the companies constituting various stock market indices. In this regard, the Committee again observed that the Company’s relative performance over periods longer than one year was strong. For example, the Company’s total return of 332% from April of 1998 until the end of 2006 compared favorably to the total returns of the companies constituting various stock market indices: 237% for the Morgan Stanley REIT Index, 83% for the Russell 2000 Index, 64% for the Dow Jones Industrial Average, 46% for the S&P 500 and 35% for the NASDAQ Composite Index.

As was the case with the base salary peer group comparisons, the Company’s performance compared to its peers was one of several factors considered by the Compensation Committee in determining the [2007] base salary compensation of the Company’s Named Executive Officers. The Compensation Committee did not, however, seek to match base salary of the Named Executive Officers to a percentile that corresponded to the above performance percentages.

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